The Law Firm of

Christen Lambert

2920 Forestville Rd., Ste 100 PMB 1155 — Raleigh, North Carolina 27616 — Phone: 919-473-9130
E-Mail: christen@christenlambertlaw.com Web: christenlambertlaw.com

May 26, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston

Re:	Blackstar Enterprise Group, Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed April 20, 2023
File No. 333-257978

Dear Ms. Livingston:

This letter is submitted by legal counsel to Blackstar Enterprise Group, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated May 11, 2023 relating to Amendment No. 8 to the Registration Statement on Form S-1 submitted to the Commission on April 20, 2023 (the “Registration Statement”). The text of the Staff’s comments has been included in this letter in bold for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company is also filing Amendment No. 9 (“Amendment No. 9”) to the Registration Statement. Amendment No. 9 has been updated to add the Company’s most recent quarterly financial statements. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in Amendment No. 9.

Amended Registration Statement filed April 20, 2023

General

1.	Refer to the article posted April 17, 2023 on cointelegraph.com titled "Blockchain platform for trading securities OTC moves forward with SEC approval" and the press release filed as an exhibit to your Form 8-K filed May 1, 2023. We note statements attributed to Joseph Kurczodyna as well as what appears to be a screenshot of our comment letter dated March 9, 2023 relating to this proposed offering. Please provide us a detailed legal analysis how these communications comply with Securities Act Section 5. To the extent that you believe the communications are permissible free writing prospectuses, specifically address how you have satisfied the conditions of Securities Act Rule 433(f). To the extent you rely on the safe harbor in Rule 168, specifically address how the communications are not excluded from the safe harbor under Rule 168(c).

ANSWER: The Company believes that the statements made by Mr. Kurczodyna in response to questions by cointelegraph.com and in the Company’s response to the article made on Form 8-K comply with Section 5 of the Securities Act because, at the core, there was no offer to sell securities. Further, under the collision principle, when the Company’s obligation under the Exchange Act and good corporate citizenship to disclose important events to existing public security holders collided with the close regulation of offers in the Securities Act, the ongoing disclosure requirements of the Exchange Act should prevail – the Company felt obligated under the Exchange Act to correct material misleading information in the media.

Section 5 seeks to promote mandatory disclosures by requiring registration statements and to ensure potential investors only have access to information that the SEC approves during a public securities offering. Section 5(c) of the Securities Act states, “It shall be unlawful for any person, directly or indirectly, to make use of any means or instruments of transportation or communication in interstate commerce or of the mails to offer to sell or offer to buy through the use or medium of any prospectus or otherwise any security, unless a registration statement has been filed as to such security, or while the registration statement is the subject of a refusal order or stop order or (prior to the effective date of the registration statement) any public proceeding or examination under section 77h of this title.” The term “offer to sell”, “offer for sale”, or “offer” shall include every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value. 15 U.S. Code § 77b.

The article appearing on cointelegraph.com mainly summarizes and excerpts information from the Company’s most recent amendment to the registration statement. Although the author reached out to Mr. Kurczodyna for comment, the article was neither reviewed nor approved by Mr. Kurczodyna or any agent of the Company. The statements that Mr. Kurczodyna made appearing in the article were statements of factual business information and/or forward-looking information falling under the exemption in Rule 168(a). The screenshot of the comment letter appearing in the article was shared in an unauthorized way – an independent contractor handling media and PR for the Company shared, without authorization, the comment letter with cointelegraph.com, apparently to indicate that comments were still open and that any articles relating to the Company should not be published. It is to be noted, however, that the screenshot of the comment letter appearing on cointelegraph.com does not show any substantive content of the letter and is merely a screenshot of the header of the letter. Mr. Kurczodyna was told by the author of the article, when he was asked for comment, that an article would be published only after effectiveness of the registration statement, so the pre-effective timing of publication of the article was also unexpected by the Company. What the article does not do is make any offer to sell securities, offer for sale any securities, or direct the reader to invest in the Company in any way, therefore steering clear of any violations of Section 5(c).

When the publication of the article came to the attention of the Company, management felt that it was necessary to issue a press release correcting the article such that the public and existing security holders received factual information and were not misled by the article. The nature of the misleading information in the article, an indication that the SEC had approved the platform, was such that the Company needed to mention the registration statement in order to correct that the S-1 was not yet effective and that the characterization of the approval was also inaccurate. The statements in the press release by Mr. Kurczodyna were then intended to bring the reader of the release back to the factual business information falling under Rule 168(a) in order to reinforce the facts and the proposed business plan as laid out in previous public filings. There were no offers for sale of securities in the Company’s statement, nor was it an attempt to arouse public interest, such that the press release does not violate Section 5(c) of the Act. The Company felt that the requirement to disclose important information to existing investors and the public under the Exchange Act superseded the Rule 168(c) exclusion from

Safe Harbor by mentioning the registration statement, as the status of the very registration statement needed to be corrected.

Thus, the Company believes that under the circumstances, it was in the best interest of the public to correct the cointelegraph.com article and that it was not in violation of Section 5(c) in doing so.

******

We hope that the foregoing has been responsive to the Staff’s comments. If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact Christen Lambert, counsel to the Company, at (919) 473-9130.

Sincerely,

/s/ Christen Lambert

Christen Lambert